Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Limited Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF MARCH 26, 2015

DATE, TIME AND PLACE:  On March 26, 2015 at 4:00 p.m., at  Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIR:  Pedro Moreira Salles.

QUORUM:  The full complement of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Pursuant to the Announcement to the Market of February 23, 2015 and initiating the management transition process, the Board of Directors approves the following changes to the organizational structure of the Company’s Board of Officers for the current annual term of office, effective until the investiture of those elected at the Meeting of the Board of Directors subsequent to the Annual General Meeting for 2015:

1. SETTING OF OFFICER NUMBERS – to amend the number of positions on the Board of Officers for the current term of office from 16 to 19 members, being 1 Executive Officer, 4 Vice Presidents, 4 Executive Officers and 10 Officers;

2. ELECTION – to elect the following qualified persons, all domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1° andar, Parque Jabaquara, CEP 04344-902:

Executive Officer
LEILA CRISTIANE BARBOZA BRAGA DE MELO, Brazilian, married, lawyer, bearer of ID SSP/SP 20.187.093-9 and enrolled in the tax register (CPF) under number 153.451.838-05;

Officers

ÁLVARO FELIPE RIZZI RODRIGUES, Brazilian, divorced, lawyer, bearer of ID SSP/MG M-6.087.593 and enrolled in the tax register (CPF) under number 166.644.028-07; and

JOSÉ VIRGILIO VITA NETO, Brazilian, divorced, lawyer, bearer of ID SSP/SP 28.102.942-8 and enrolled in the tax register (CPF) under number 223.403.628-30.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF MARCH 26, 2015 (4:00 P.M.)	Page 2

2.1. Recorded that the elected officers: (i) have submitted substantiating documents of compliance with the prior conditions of eligibility pursuant to articles 146 and 147 of Law 6.404/76 and the current regulations, especially Resolution 4.122/12 of the National Monetary Council and Article 3, of Instruction 367/02 of the Brazilian Securities and Exchange Commission, and (ii) shall be vested in their positions following ratification of their election by the Central Bank of Brazil (“BACEN”).

3. REASSIGNMENT – to reassign the Executive Officers Claudia Politanski and Eduardo Mazzilli de Vassimon to the positions of Vice Presidents and the Officer Alexsandro Broedel Lopes to the position of Executive Officer.

The previously mentioned officers shall be vested in their new positions as of this date.

4. ASSIGNMENT OF RESPONSIBILITY – Pursuant to the rules of BACEN, to attribute to the elected Executive Officer Leila Cristiane Barboza Braga de Melo the responsibility for the RDR System – BACEN Circular 3.729/14, until her investiture, the responsibility shall remain with Claudia Politanski.

Registered herein that the remaining changes to the organizational structure shall be implemented following approval of the amendment to the Corporate Bylaws to be examined in due course.

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. São Paulo (SP), March 26, 2015. (signed) Pedro Moreira Salles - Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

São Paulo (SP), March 26, 2015.

MARCELO KOPEL
Investor Relations Officer